Exhibit 99.1

Unless otherwise indicated or unless the context otherwise requires, “we,” “us,” “the company,” “our” or “Canadian Solar” refers to Canadian Solar Inc., a company organized under the law of British Columbia, Canada, its predecessor entities and its subsidiaries; and “$,” “US$” and “U.S. dollars” refer to the legal currency of the United States.

Canadian Solar First Quarter 2021 Unaudited Financial Results

First Quarter 2021 Highlights

•	Solar module shipments of 3.1 GW in the first quarter of 2021, compared to guidance of 3.0 GW to 3.2 GW.

•	Revenue increased 32% year-over-year (“yoy”) to $1.1 billion, compared to guidance of $1.0 billion to $1.1 billion.

•	Gross margin of 17.9%, compared to guidance range of 16% to 18%.

•	Net income attributable to Canadian Solar of $23 million, or $0.36 per diluted share.

•	1.2 GWh of battery storage projects under construction.

•	Total battery storage project development pipeline nearly doubled to 17 GWh.

•	Strategic partnership and investment in Habitat Energy to strengthen battery storage capabilities.

•	Carve-out IPO of CSI Solar subsidiary remains on track.

First Quarter 2021 Results

Total module shipments in the first quarter of 2021 were 3,139 MW, a 42% yoy increase and 5% quarter-over-quarter (“qoq”) increase. Of the total, 267 MW was shipped to the Company’s own utility-scale solar power projects.

Net revenue in the first quarter of 2021 grew by 32% yoy and 5% qoq to $1,089 million. The sequential increase was driven by higher project sales in Japan and the United States, a higher module average selling price (“ASP”), which was partially offset by lower module shipments recognized as revenues.

Gross profit in the first quarter of 2021 was $195 million, up 38% qoq but down 13% yoy. Gross margin in the first quarter of 2021 was 17.9%, compared to guidance of 16% to 18%, and 13.6% in the fourth quarter of 2020. The sequential gross margin expansion was mainly driven by an increased contribution of high margin project sales and higher module ASP, which was partially offset by higher manufacturing costs.

Total operating expenses in the first quarter of 2021 were $151 million compared to $139 million in the fourth quarter of 2020. The sequential increase was primarily driven by an increase in shipping and handling expenses, partially offset by a decrease in asset impairment expenses.

Non-cash depreciation and amortization charges in the first quarter of 2021 were $62 million, compared to $59 million in the fourth quarter of 2020, and $45 million in the first quarter of 2020.

Net foreign exchange loss in the first quarter of 2021 was $7 million, compared to a net gain of $4 million in the fourth quarter of 2020 and a net loss of $1 million in the first quarter of 2020. The net loss was primarily driven by strength in the U.S. Dollar relative to the Japanese Yen.

Income tax expense in the first quarter of 2021 was $14 million, compared to $2 million of income tax benefit in the fourth quarter of 2020 and $29 million of income tax benefits in the first quarter of 2020. The expense was mainly driven by an increase in pre-tax income from high tax jurisdictions and certain non-deductible items.

Net income attributable to Canadian Solar in the first quarter of 2021 was $23 million, or $0.36 per diluted share, compared to net income of $7 million, or $0.11 per diluted share in the fourth quarter of 2020.

Net cash used by operating activities in the first quarter of 2021 was $83 million, compared to $120 million provided by operating activities in the fourth quarter of 2020. The operating cash outflow was mainly driven by an increase in strategic inventory in key markets such as the U.S. and Europe to reduce the impact of upstream supply chain disruptions.

Total debt in the first quarter of 2021 was $2.28 billion, compared to $2.18 billion in the fourth quarter of 2020. The increase in total debt was mainly driven by increase in non-recourse debt used to finance solar power projects, which increased to $522 million in the first quarter of 2021 from $434 million in the fourth quarter of 2020.

Battery Storage Opportunities

Canadian Solar is one of the early movers in developing and supplying energy storage solutions and projects. The Company has strategically positioned itself in the battery storage market, both in solar plus battery storage, as well as in stand-alone storage opportunities. The rapid growth of the energy storage market is being driven by technology improvements, declining battery storage costs, rising penetration of renewable energy and accelerating retirements of fossil fuel capacity.

Canadian Solar has a competitive advantage given its global leadership in both module manufacturing and solar project development. Both CSI Solar and Global Energy have focused strategically on their respective energy storage businesses:

•	Under Global Energy, energy storage project development is now fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, it is positioned to capture utility-scale energy storage projects.

•	Under CSI Solar, the battery storage solutions’ team focuses on delivering bankable, end-to-end, integrated battery storage solutions for utility scale, commercial and industrial, as well as residential applications. These systems solutions will be complemented with long term service agreements, including future battery capacity augmentation services.

While there are synergies between the project team and the solutions team, both operate independently and on different sections of the battery storage value chain. The project pipeline for each team should be assessed independently. Please refer to the Global Energy and CSI Solar sections of this document for specific pipeline figures.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing and building over 5.7 GWp of solar power plants across six continents. As one of the early movers, the Company has built a leadership position in solar as well as energy storage project development and currently has an aggregate pipeline of nearly 21 GWp and 17 GWh, respectively.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company intends to grow its volume of project sales by a compound annual growth rate of 25% over the next five years, well ahead of global market growth rate of approximately 20% according to many research reports.

2.	Investment vehicles: The Company intends to optimize its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2025, the Company intends to reach at least 1 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company will be able to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (O&M), asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest listed Japanese infrastructure fund on the Tokyo Stock Exchange. The Company also established the Brazilian Participation Fund for Infrastructure projects (FIP-IE). Similar project investment vehicles in certain European countries are also currently underway. Through launching these localized vehicles, Canadian Solar is building up its expertise in designing investment vehicles in local markets that will help maximize value of its project assets.

3.	Services: Canadian Solar currently manages over 2 GW of operational projects under long-term O&M agreements, and an additional 2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 11 GW of projects under O&M agreements by 2025.

Management targets to achieve the following over the next 5 years:

Global Energy Targets	2021	2022	2023	2024	2025
Annual Project Sales, GWp	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1	4.0-4.5
Cumulative Projects Retained, MWp	~200	~400	~760	~960	~1,000
Operational O&M projects, GWp	~2.6	~4.0	~6.5	~9.2	~11.0

Total Solar Project Pipeline

As March 31, 2021, the Company’s total project pipeline was 20.8 GWp, including 1.8 GWp under construction, 3.7 GWp of backlog, and 15.4 GWp of earlier stage pipeline. The backlog includes projects that have passed their Risk Cliff Date and are expected to be built in the next one to four years. A project’s Risk Cliff Date depends on the country where the project is located and is defined as the date on which the project passes the last high-risk development stage. This is usually after the projects have received all the required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

 The Company’s pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

The following table presents the Company’s total project pipeline.

	Total Project Pipeline (as of March 31, 2021) – MWp
Region	In Construction		Backlog		Pipeline	Total
North America	443		744		4,758	5,945
Latin America	859	*	2,098	*	3,371	6,328
Europe, the Middle East and Africa (“EMEA”)	-		400	*	3,519	3,919
Japan	159		150		147	456
Asia Pacific excluding Japan and China	348		191		1,667	2,206
China (part of CSI Solar)	-		80		1,900	1,980
Total	1,809		3,663		15,362	20,834

*Note: Gross MWp size of projects includes 573 MWp in construction in Latin America, and 110 MWp in backlog in EMEA, that are not owned by Canadian Solar or have been sold to third parties.

The Company has a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of March 31, 2021:

Expected COD Schedule – MWp

2021	2022	2023 and Thereafter	Total
44	190	74	308

Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. The Company found that virtually all its solar power projects under development can co-host energy storage facilities and has done so during the first quarter of 2021. This approach has helped the Company nearly double its energy storage pipeline to almost 17 GWh during the quarter. By co-hosting energy storage facilities with solar power plants on the same piece of land and using the same interconnection point, the Company expects to significantly enhance the value of its assets under development.

Over the past years, Canadian Solar has signed several new storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s storage project development backlog and pipeline.

	Storage Project Development Backlog and Pipeline (as of March 31, 2021) – MWh
Region	In Construction	Backlog	Pipeline	Total
North America	1,201	1,100	8,405	10,706
Latin America	-	-	3,200	3,200
Europe, the Middle East and Africa (“EMEA”)	-	-	1,314	1,314
Japan	-	-	5	5
Asia Pacific excluding Japan	-	-	1,650	1,650
Total	1,201	1,100	14,574	16,875

Solar Power Plants and Battery Storage Projects in Operation

As of March 31, 2021, the Company’s solar power plants in operation totaled 477 MWp, with a combined estimated net resale value of approximately $420 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

The Company owned 3 MWh of battery storage projects in operation in North America.

Solar Power Plants in Operation – MWp
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
100	14	61	302	477

Note: Gross MWp size of projects, includes 26 MWp in Asia Pacific ex. Japan and China already sold to third parties. China portfolio is part of CSI Solar.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Global Energy segment.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)
	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020*
Net revenues	471,062	372,617	242,550
Cost of revenues	358,037	340,403	153,934
Gross profit	113,025	32,214	88,616
Operating expenses	27,944	30,434	27,786
Income from operations	85,081	1,780	60,830
Gross margin	24.0%	8.6%	36.5%
Operating margin	18.1%	0.5%	25.1%

*Historical values of first quarter of 2020 have been revised to conform to current period presentation

CSI Solar Segment

CSI Solar’s 2021 capacity expansion targets are detailed below. All new capacity will produce CSI Solar’s next generation high-power, high-efficiency modules in the HiKu and BiHiKu product portfolios.

Manufacturing Capacity, GW (period-end)

	FY20	1H21 Plan	FY21 Plan
Ingot	2.1	5.1	5.1
Wafer	6.3	10.3	10.3
Cell	9.6	12.9	13.3
Module	16.1	22.2	25.7

Note: CSI Solar’s capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)
	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020**
Net revenues	695,152	784,588	689,747
Cost of revenues	627,694	678,410	527,578
Gross profit	67,458	106,178	162,169
Operating expenses	120,126	103,378	77,988
Income (loss) from operations	(52,668)	2,800	84,181
Gross margin	9.7%	13.5%	23.5%
Operating margin	-7.6%	0.4%	12.2%

* Includes effects of both sales to third party customers and to the Company’s Global Energy Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

** Historical values of first quarter of 2020 have been revised to conform with current period presentation

The table below provides the geographic distribution of the net revenue of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q1 2021	% of Net Revenues	Q4 2020	% of Net Revenues	Q1 2020	% of Net Revenues
Asia	240	39	414	62	174	30
Americas	261	42	149	22	249	43
Europe and others	117	19	105	16	160	27
Total	618	100	668	100	583	100

*Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 3.1 GW of modules to more than 70 countries in the first quarter of 2021. The top five markets ranked by shipments were the U.S., China, Brazil, Australia and Japan.

Battery Storage Solutions

The Company is one of the early movers in developing system solutions and energy storage integration services. Within CSI Solar, the battery storage solutions team delivers competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long term operations and maintenance agreements, which include future battery capacity augmentation services and bring in longer term, stable income.

The table below sets forth CSI Solar’s battery storage system integration’s contracted projects and/or under construction, those in high probability forecast, and pipeline, as of March 31, 2021.

	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	1,400	4,842	7,103

Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Recent Developments

On May 13, 2021, Canadian Solar announced it executed a strategic partnership and investment with Habitat Energy. The partnership is expected to allow Canadian Solar to offer enhanced technology solutions for developers and owners of battery storage assets to capture additional revenue from trading optimization, while improving grid stability and contributing to the global energy transition to a cleaner, smarter and more efficient power grid.

On April 22, 2021, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, commenced construction on the 100 MWac Sunflower Solar Project located in Sunflower County, Mississippi.

On April 12, 2021, Canadian Solar announced it started mass production of the high-power, high-efficiency monofacial HiKu7 and bifacial BiHiKu7 modules with power output of up to 665 W.

On April 7, 2021, Canadian Solar announced it commenced construction on four solar projects in Japan totaling 143 MWp, including the Company’s flagship mega-project, the 100 MWp Azuma Kofuji project in the Fukushima Prefecture.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 53 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 5.7 GWp in over 20 countries across the world. Currently, the Company has around 500 MWp of projects in operation, over 5 GWp of projects under construction or in backlog (late-stage), and an additional 15 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses. Historical values of first quarter of 2020 have been revised to conform to current period presentation:

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended March 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	695,152	471,062	(76,875)	1,089,339
Cost of revenues	627,694	358,037	(90,994)	894,737
Gross profit	67,458	113,025	14,119	194,602
Gross margin	9.7%	24.0%	—	17.9%
Income (loss) from operations	(52,668)	85,081	11,070	43,483

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended March 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	689,747	242,550	(106,662)	825,635
Cost of revenues	527,578	153,934	(79,074)	602,438
Gross profit	162,169	88,616	(27,588)	223,197
Gross margin	23.5%	36.5%	—	27.0%
Income from operations	84,181	60,830	(31,575)	113,436

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

	Select Financial Data - CSI Solar, and Global Energy
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	552,247	536,329
Solar system kits	36,071	29,197
Battery storage solutions	2,358	—
China energy (incl. electricity sales)	7,095	3,803
Others	20,506	13,756
Subtotal	618,277	583,085
Global Energy Revenues:
Solar power projects	452,847	227,754
O&M and asset management services	9,966	5,163
Others	8,249	9,633
Subtotal	471,062	242,550
Total net revenues	1,089,339	825,635

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Net revenues	$1,089,339	$1,040,654	$825,635
Cost of revenues	894,737	899,566	602,438

Gross profit	194,602	141,088	223,197

Operating expenses:
Selling and distribution expenses	84,080	64,123	52,659
General and administrative expenses	67,457	70,099	52,961
Research and development expenses	12,450	10,040	10,056
Other operating income	(12,868)	(5,653)	(5,915)
Total operating expenses	151,119	138,609	109,761

Income from operations	43,483	2,479	113,436
Other income (expenses):
Interest expense	(14,673)	(17,984)	(19,013)
Interest income	3,248	2,415	2,779
Gain on change in fair value of derivatives, net	12,572	6,098	33,109
Foreign exchange loss, net	(19,648)	(1,992)	(34,119)
Investment income (loss)	1,263	10,321	(14,012)
Other expenses, net	(17,238)	(1,142)	(31,256)

Income before income taxes and equity in earnings of unconsolidated investees	26,245	1,337	82,180
Income tax benefit (expense)	(13,852)	2,463	29,051
Equity in earnings of unconsolidated investees	1,203	2,919	16
Net income	13,596	6,719	111,247

Less: Net income (loss) attributable to non-controlling interests	(9,183)	84	616

Net income attributable to Canadian Solar Inc.	$22,779	$6,635	$110,631

Earnings per share - basic	$0.38	$0.11	$1.86
Shares used in computation - basic	59,862,901	59,801,709	59,376,332
Earnings per share - diluted	$0.36	$0.11	$1.84
Shares used in computation - diluted	67,531,709	61,147,256	60,084,298

 Canadian Solar Inc.

 Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Net Income	13,596	6,719	111,247
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(31,702)	58,989	(45,971)
Loss on changes in fair value of derivatives	—	(256)	(4,011)
Comprehensive income (loss)	(18,106)	65,452	61,265
Less: comprehensive income(loss) attributable to non-controlling interests	(15,692)	—	(1,441)
Comprehensive income (loss) attributable to Canadian Solar Inc.	(2,414)	65,452	62,706

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$981,230	$1,178,752
Restricted cash	538,925	458,334
Accounts receivable trade, net	395,857	408,958
Accounts receivable, unbilled	32,067	28,461
Amounts due from related parties	45,426	5,834
Inventories	933,726	695,981
Value added tax recoverable	116,714	102,460
Advances to suppliers	230,266	182,146
Derivative assets	9,944	23,351
Project assets	755,998	747,764
Prepaid expenses and other current assets	367,780	353,781
Total current assets	4,407,933	4,185,822
Restricted cash	2,991	2,629
Property, plant and equipment, net	1,264,596	1,157,731
Solar power systems, net	154,633	158,262
Deferred tax assets, net	180,850	170,656
Advances to suppliers	119,204	97,173
Prepaid land use right	61,070	62,414
Investments in affiliates	73,748	78,291
Intangible assets, net	21,143	22,429
Project assets	326,916	389,702
Right-of-use assets	29,164	26,793
Other non-current assets	197,225	184,952
TOTAL ASSETS	$6,839,473	$6,536,854

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2021	2020
Current liabilities:
Short-term borrowings	$1,217,469	$1,202,285
Long-term borrowings on project assets - current	263,826	198,794
Accounts payable	705,139	514,742
Notes payable	689,773	710,636
Amounts due to related parties	504	314
Other payables	588,072	508,839
Advance from customers	223,037	189,470
Derivative liabilities	988	10,755
Operating lease liabilities	16,476	15,204
Other current liabilities	168,443	237,316
Total current liabilities	3,873,727	3,588,355
Accrued warranty costs	41,974	37,732
Long-term borrowings	467,222	446,090
Convertible notes	223,549	223,214
Liability for uncertain tax positions	14,806	14,729
Deferred tax liabilities	48,475	49,080
Loss contingency accruals	30,941	26,458
Operating lease liabilities	13,997	13,232
Financing liabilities	81,293	81,871
Other non-current liabilities	168,914	163,308
TOTAL LIABILITIES	4,964,898	4,644,069
Equity:
Common shares	687,033	687,033
Additional paid-in capital	(26,138)	(28,236)
Retained earnings	963,083	940,304
Accumulated other comprehensive loss	(53,872)	(28,679)
Total Canadian Solar Inc. shareholders' equity	1,570,106	1,570,422
Non-controlling interests in subsidiaries	304,469	322,363
TOTAL EQUITY	1,874,575	1,892,785
TOTAL LIABILITIES AND EQUITY	$6,839,473	$6,536,854